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ECUSA RECEIVES NOTIFICATION OF OPTION EXERCISE FROM NESTLÉ

(Santiago, Chile, June 5, 2009) – CCU informed today that its affiliate ECUSA received the notification from Nestlé Waters Chile S.A. exercising its irrevocable option to buy 29.9% of Aguas CCU-Nestlé Chile S.A. equity, within the scope of the association contract informed in the press release of December 5, 2007. It was informed then that CCU and its affiliate Embotelladoras Chilenas Unidas S.A. (ECUSA) subscribed an Association with Nestlé Chile S.A. and its affiliate to share the ownership in "Aguas CCU-Nestlé Chile S.A.", a Chilean company created as affiliate of ECUSA. Aguas CCU-Nestlé Chile S.A. is the owner of the assets with which CCU used to develop the water business in Chile until the date of the Association. It was then informed that, among other elements of the Association, Nestle Waters Chile S.A. had an option to buy an additional 29.9% of the Aguas CCU-Nestlé Chile S.A. shares from ECUSA. If Nestlé Waters Chile S.A. exercises the option, it would reach a participation of 49.9% in said company. Yesterday, on June 4, 2009 Nestlé Waters Chile S.A. notified ECUSA the exercise of the option.

The shares subscription contract and the payment of their corresponding price will take place on July 10, 2009. ECUSA will hold 50.1% of the participation in Aguas CCU-Nestlé Chile S.A. once the shares subscription contract is materialized.

The price for the total stake subject to the option is calculated as follows: UF 1,262,754 plus an annual rate of 6.5% accrued between the date of payment and the date of the option contract signature, less 29.9% of paid dividends, less 29.9% of the Aguas CCU-Nestlé Chile's financial debt and plus 29.9% of the positive working capital variation of said company, between the date of payment and the date of the option contract signature.

Due to the sale of the shares, during 2009 ECUSA will have a book net profit after taxes of approximately MM$ 22,000. CCU owns directly or indirectly 99.94% of ECUSA's equity. The accounting profit will be recorded in CCU's Financial Statements as a Non Operating Income.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.